UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. )*

Molekule Group, Inc.

(Name of Issuer)

Common stock, par value $0.01 per share

(Title of Class of Securities)

007744105

(CUSIP Number)

Jason M. Lynch, Esq.

Foundry Group Next, LLC

645 Walnut Street

Boulder, CO 80302

(303) 642-4085

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

January 12, 2023

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 007744105
1.	Names of Reporting Persons Foundry Group Next, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a) (b)	☐ ☒ (1)
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With		7.	Sole Voting Power
		8.	Shared Voting Power 7,217,710 shares (2)
		9.	Sole Dispositive Power
		10.	Shared Dispositive Power 7,217,710 shares (2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,217,710 shares (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 23.7% (3)
14.	Type of Reporting Person (See Instructions) PN

(1)	This Schedule 13D is filed by Foundry Group Next, L.P. (“Foundry”), FG Next GP, L.L.C. (“Foundry GP”), Brad Feld (“Feld”), Seth Levine (“Levine”), Ryan McIntyre (“McIntyre”), Lindel Eakman (“Eakman”) and Chris Moody (“Moody” and with Feld, Levine, McIntyre and Eakman, the “Managing Members”) (collectively, the “Reporting Persons”). The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2)	Consists of 7,217,710 shares of the Issuer’s Common Stock held by Foundry. Foundry GP is the general partner of Foundry and the Managing Members are the managing members of Foundry GP. Foundry, Foundry GP and the Managing Members share power to direct the voting and disposition of the shares.
(3)	The beneficial ownership percentage is based on 30,427,750 shares of the Issuer’s Common Stock outstanding as of January 12, 2023, as reported on the Issuer’s Current Report on Form 8-K, filed with the Securities and Exchange Commission (the “SEC”) on January 12, 2023.

CUSIP No. 007744105
1.	Names of Reporting Persons FG Next GP, L.L.C.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a) (b)	☐ ☒ (1)
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With		7.	Sole Voting Power
		8.	Shared Voting Power 7,217,710 shares (2)
		9.	Sole Dispositive Power
		10.	Shared Dispositive Power 7,217,710 shares (2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,217,710 shares (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 23.7% (3)
14.	Type of Reporting Person (See Instructions) OO

(1)	This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2)	Consists of 7,217,710 shares of the Issuer’s Common Stock held by Foundry. Foundry GP is the general partner of Foundry and the Managing Members are the managing members of Foundry GP. Foundry, Foundry GP and the Managing Members share power to direct the voting and disposition of the shares.
(3)	The beneficial ownership percentage is based on 30,427,750 shares of the Issuer’s Common Stock outstanding as of January 12, 2023, as reported on the Issuer’s Current Report on Form 8-K, filed with the SEC on January 12, 2023.

CUSIP No. 007744105
1.	Names of Reporting Persons Bradley A. Feld
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a) (b)	☐ ☒ (1)
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With		7.	Sole Voting Power
		8.	Shared Voting Power 7,217,710 shares (2)
		9.	Sole Dispositive Power
		10.	Shared Dispositive Power 7,217,710 shares (2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,217,710 shares (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 23.8% (3)
14.	Type of Reporting Person (See Instructions) IN

(1)	This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2)	Consists of 7,217,710 shares of the Issuer’s Common Stock held by Foundry. Foundry GP is the general partner of Foundry and the Managing Members are the managing members of Foundry GP. Foundry, Foundry GP and the Managing Members share power to direct the voting and disposition of the shares.
(3)	The beneficial ownership percentage is based on 30,427,750 shares of the Issuer’s Common Stock outstanding as of January 12, 2023, as reported on the Issuer’s Current Report on Form 8-K, filed with the SEC on January 12, 2023.

CUSIP No. 007744105
1.	Names of Reporting Persons Seth Levine
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a) (b)	☐ ☒ (1)
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With		7.	Sole Voting Power
		8.	Shared Voting Power 7,217,710 shares (2)
		9.	Sole Dispositive Power
		10.	Shared Dispositive Power 7,217,710 shares (2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,217,710 shares (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 23.7% (3)
14.	Type of Reporting Person (See Instructions) IN

(1)	This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2)	Consists of 7,217,710 shares of the Issuer’s Common Stock held by Foundry. Foundry GP is the general partner of Foundry and the Managing Members are the managing members of Foundry GP. Foundry, Foundry GP and the Managing Members share power to direct the voting and disposition of the shares.
(3)	The beneficial ownership percentage is based on 30,427,750 shares of the Issuer’s Common Stock outstanding as of January 12, 2023, as reported on the Issuer’s Current Report on Form 8-K, filed with the SEC on January 12, 2023.

CUSIP No. 007744105
1.	Names of Reporting Persons Ryan A. McIntyre
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a) (b)	☐ ☒ (1)
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With		7.	Sole Voting Power
		8.	Shared Voting Power 7,217,710 shares (2)
		9.	Sole Dispositive Power
		10.	Shared Dispositive Power 7,217,710 shares (2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,217,710 shares (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 23.7% (3)
14.	Type of Reporting Person (See Instructions) IN

(1)	This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2)	Consists of 7,217,710 shares of the Issuer’s Common Stock held by Foundry. Foundry GP is the general partner of Foundry and the Managing Members are the managing members of Foundry GP. Foundry, Foundry GP and the Managing Members share power to direct the voting and disposition of the shares.
(3)	The beneficial ownership percentage is based on 30,427,750 shares of the Issuer’s Common Stock outstanding as of January 12, 2023, as reported on the Issuer’s Current Report on Form 8-K, filed with the SEC on January 12, 2023.

CUSIP No. 007744105
1.	Names of Reporting Persons Lindel Eakman
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a) (b)	☐ ☒ (1)
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With		7.	Sole Voting Power
		8.	Shared Voting Power 7,217,710 shares (2)
		9.	Sole Dispositive Power
		10.	Shared Dispositive Power 7,217,710 shares (2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,217,710 shares (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 23.7% (3)
14.	Type of Reporting Person (See Instructions) IN

(1)	This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2)	Consists of 7,217,710 shares of the Issuer’s Common Stock held by Foundry. Foundry GP is the general partner of Foundry and the Managing Members are the managing members of Foundry GP. Foundry, Foundry GP and the Managing Members share power to direct the voting and disposition of the shares.
(3)	The beneficial ownership percentage is based on 30,427,750 shares of the Issuer’s Common Stock outstanding as of January 12, 2023, as reported on the Issuer’s Current Report on Form 8-K, filed with the SEC on January 12, 2023.

CUSIP No. 007744105
1.	Names of Reporting Persons Chris Moody
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a) (b)	☐ ☒ (1)
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With		7.	Sole Voting Power
		8.	Shared Voting Power 7,217,710 shares (2)
		9.	Sole Dispositive Power
		10.	Shared Dispositive Power 7,217,710 shares (2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,217,710 shares (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 23.7% (3)
14.	Type of Reporting Person (See Instructions) IN

(1)	This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2)	Consists of 7,217,710 shares of the Issuer’s Common Stock held by Foundry. Foundry GP is the general partner of Foundry and the Managing Members are the managing members of Foundry GP. Foundry, Foundry GP and the Managing Members share power to direct the voting and disposition of the shares.
(3)	The beneficial ownership percentage is based on 30,427,750 shares of the Issuer’s Common Stock outstanding as of January 12, 2023, as reported on the Issuer’s Current Report on Form 8-K, filed with the SEC on January 12, 2023.

Item 1.	Security and Issuer

The class of equity security to which this statement on Schedule 13D relates is the Common Stock, par value $0.01 per share (“Common Stock”) of Molekule Group, Inc., a Delaware corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 10455 Riverside Dr., Palm Beach Gardens, FL 33410.

On October 3, 2022, the Issuer (formerly known as “AeroClean Technologies, Inc.”) and Molekule, Inc., a Delaware corporation (“Molekule”), entered into an Agreement and Plan of Merger and Reorganization (the “Merger Agreement”), which is filed as Exhibit B to this Schedule 13D. Pursuant to the terms of the Merger Agreement, on January 12, 2023, a wholly-owned subsidiary of the Issuer merged with and into Molekule, with Molekule surviving the Merger as a wholly-owned subsidiary of the Issuer (the “Merger”).

At the effective time of the Merger, each outstanding share of Molekule’s common stock (including shares of Molekule’s common stock resulting from the conversion of Molekule’s eligible preferred stock), subject to certain exceptions, converted into shares of the Issuer’s Common Stock based on an exchange ratio determined in accordance with the Merger Agreement. Following completion of the Merger, the Issuer was renamed “Molekule Group, Inc.”

Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

Item 2.	Identity and Background

(a)	This Schedule 13D is filed by Foundry Group Next, L.P. (“Foundry”), FG Next GP, L.L.C. (“Foundry GP”), Brad Feld (“Feld”), Seth Levine (“Levine”), Ryan McIntyre (“McIntyre”), Lindel Eakman (“Eakman”) and Chris Moody (“Moody” and with Feld, Levine, McIntyre and Eakman, the “Managing Members”) (collectively, the “Reporting Persons”). The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(b)	The principal business office of the Reporting Persons is 645 Walnut Street, Boulder, CO 80302.

(c)	The principal business of the Reporting Persons is venture capital investments. Each of the individuals serves as a Managing Member of Foundry GP, which is the general partner of Foundry.

(d)	During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the last five years, none of the Reporting Persons was a party to a civil proceeding of a judicial of administrative body of competent jurisdiction or were subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Each of Foundry and Foundry GP was organized in the state of Delaware and each of the individuals is a citizen of the United States.

Item 3.	Source and Amount of Funds or Other Consideration

Between June 12, 2018 and December 2, 2022, Foundry purchased an aggregate of 53,725,891 shares of Molekule’s common stock (including shares of common stock issuable upon conversion of convertible preferred stock) at an aggregate purchase price of $58,437,457. In the Merger, each of these shares was converted to shares of Common Stock of the Issuer Stock based on an exchange ratio determined in accordance with the Merger Agreement. Following completion of the Merger, Foundry directly owned 7,217,710 shares of Common Stock.

The source of the funds for the purchases by Foundry described above was from capital contributions made by its general and limited partners.

Item 4.	Purpose of Transaction

The Reporting Persons purchased the aforementioned securities for investment purposes with the aim of increasing the value of their investments and the Issuer. Subject to applicable legal requirements, one or more of the Reporting Persons may purchase additional securities of the Issuer from time to time in open market or private transactions, depending on its evaluation of the Issuer’s business, prospects and financial condition, the market for the Issuer’s securities, other developments concerning the Issuer, the reaction of the Issuer to the Reporting Persons’ ownership of the Issuer’s securities, other opportunities available to the Reporting Persons, and general economic, money market, and stock market conditions. In addition, depending upon the factors referred to above, the Reporting Persons may dispose of all or a portion of their securities of the Issuer at any time. Each of the Reporting Persons reserve the right to increase or decrease its holdings on such terms and at such times as each may decide.

Except as set forth in this Item 4 and Item 6 below, none of the Reporting Persons have a present plan or proposal that relates to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Securities Exchange Act of 1934 (the “Act”). However, each of the Reporting Persons reserves the right to propose or participate in future transactions which may result in one or more of such actions, including but not limited to, an extraordinary corporate transaction, such as a merger, reorganization or liquidation, sale of a material amount of assets of the Issuer or its subsidiaries, or other transactions which might have the effect of causing the Common Stock to become eligible for termination of registration under Section 12(g) of the Act. The Reporting Persons also retain the right to change their investment intent at any time, to acquire additional shares of Common Stock or other securities of the Issuer from time to time, or to sell or otherwise dispose of all or part of the Common Stock beneficially owned by them (or any shares of Common Stock into which such securities are converted) in any manner permitted by law. The Reporting Persons may engage from time to time in ordinary course transactions with financial institutions with respect to the securities described herein.

Mr. Feld, a Managing Member of Foundry GP, is a member of the board of directors of the Issuer. As a director of the Issuer, he may have influence over the corporate activities of the Issuer, including activities which may relate to the transactions described in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer

(a) – (b).	The following information with respect to the ownership of the Common Stock of the Issuer by the persons filing this statement on Schedule 13D is provided as of January 23, 2023:

Reporting Persons	Shares Held Directly	Sole Voting Power	Shared Voting Power (1)	Sole Dispositive Power	Shared Dispositive Power	Beneficial Ownership	Percentage of Class (2)
Foundry	7,217,710		7,217,710		7,217,710	7,217,710	23.7%
Foundry GP			7,217,710		7,217,710	7,217,710	23.7%
Feld			7,217,710		7,217,710	7,217,710	23.7%
Levine			7,217,710		7,217,710	7,217,710	23.7%
McIntyre			7,217,710		7,217,710	7,217,710	23.7%
Eakman			7,217,710		7,217,710	7,217,710	23.7%
Moody			7,217,710		7,217,710	7,217,710	23.7%

(1)	Consists of 7,217,710 shares of the Issuer’s Common Stock held by Foundry. Foundry GP is the general partner of Foundry and the Managing Members are the managing members of Foundry GP. Foundry, Foundry GP and the Managing Members share power to direct the voting and disposition of the shares.

(2)	The beneficial ownership percentage is based on 30,427,750 shares of the Issuer’s Common Stock outstanding as of January 12, 2023, as reported on the Issuer’s Current Report on Form 8-K, filed with the SEC on January 12, 2023.

(c)	Except as set forth herein, none of the Reporting Persons has effected any transactions in shares of the Issuer’s Common Stock during the last 60 days.

(d)	No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, the shares of Common Stock beneficially owned by any of the Reporting Persons.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Stockholders Agreement

On January 12, 2023, the Issuer entered into a stockholders agreement with certain of its stockholders and certain former stockholders of Molekule, including Foundry (the “Stockholders Agreement”). The Stockholders Agreement provides that the stockholders party to the agreement would take all reasonable actions to nominate Brad Feld and the then-existing members of the Issuer’s board of directors to be members of the board of directors of the Issuer following the consummation of the Merger, which obligations continue until immediately after the Issuer’s 2024 annual meeting of stockholders.

The foregoing description is qualified in its entirety by the full text and form of the Stockholders Agreement, a copy of which is filed herewith as Exhibit C and incorporated herein by reference.

Amended and Restated Registration Rights Agreement

In connection with the closing of the Merger, the Issuer entered into an Amended and Restated Registration Rights Agreement (the “Amended and Restated Registration Rights Agreement”) with certain stockholders of the Issuer and certain former stockholders of Molekule, including Foundry. Pursuant to the terms of the Amended and Restated Registration Rights Agreement, the stockholders party thereto have certain “demand” and “piggyback” registration rights. The Amended and Restated Registration Rights Agreement also provides that the Issuer will pay certain expenses relating to such registrations and indemnify the stockholders party thereto against (or make contributions in respect of) certain liabilities that may arise under the Securities Act of 1933, as amended.

The foregoing description is qualified in its entirety by the full text and form of the Amended and Restated Registration Rights Agreement, a copy of which is filed herewith as Exhibit D and incorporated herein by reference.

Lock-Up

On January 12, 2023, the Issuer’s board of directors amended and restated the Company’s Bylaws (the “Second Amended and Restated Bylaws”) to include a six-month lockup provision that prohibits the former Molekule stockholders from transferring the shares of Common Stock received in the Merger during the six-month period following the closing of the Merger.

The full text of the Second Amended and Restated Bylaws is filed as Exhibit E hereto and is incorporated herein by reference.

Director Compensation

Following the Closing, as a non-employee director of the Issuer, Mr. Feld received a one-time initial grant of 92,000 Restricted Stock Units (“RSUs”). Each RSU represents the right to receive one share of Common Stock upon vesting. The RSUs vest in three equal annual installments beginning on January 12, 2023, subject to Mr. Feld’s continued service to the Issuer.

Other than as described in Items 1, 3, 4 and 5, this Item 6, and the agreements and instruments filed as exhibits hereto, to the Reporting Persons’ knowledge, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer.

Item 7.	Material to be Filed as Exhibits

A.	Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.

B.	Agreement and Plan of Merger, dated October 3, 2022 (incorporated by reference to Exhibit 2.1 of the Issuer’s Current Report on Form 8-K (File No. 001-41096), filed on October 4, 2022).

C.	Stockholders Agreement, dated January 12, 2023 (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K (File No. 001-41096), filed on January 12, 2023).

D.	Amended and Restated Registration Rights Agreement (incorporated by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 8-K (File No. 001-41096), filed on January 12, 2023).

E.	Second Amended and Restated Bylaws (incorporated by reference to Exhibit 3.3 to the Issuer’s Current Report on Form 8-K (File No. 001-41096), filed on January 12, 2023).

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 23, 2023

Foundry Group Next, L.P.

By:	FG Next GP, L.L.C.
its	General Partner

By:	/s/ Bradley A. Feld
Name: Bradley A. Feld
Title: Managing Member

FG Next GP, L.L.C.

By:	/s/ Bradley A. Feld
Name: Bradley A. Feld
Title: Managing Member

/s/ Bradley A. Feld
Bradley A. Feld

/s/ Seth Levine
Seth Levine

/s/ Ryan A. McIntyre
Ryan A. McIntyre

/s/ Lindel Eakman
Lindel Eakman

/s/ Chris Moody
Chris Moody

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

Exhibit(s):

A	Joint Filing Agreement

EXHIBIT A

JOINT FILING AGREEMENT

The undersigned hereby agree that a single Schedule 13D (or any amendment thereto) relating to the Common Stock of Molekule Group, Inc. shall be filed on behalf of each of the undersigned and that this Agreement shall be filed as an exhibit to such Schedule 13D.

Dated: January 23, 2023

Foundry Group Next, L.P.

By:	FG Next GP, L.L.C.
its	General Partner

By:	/s/ Bradley A. Feld
Name: Bradley A. Feld
Title: Managing Member

FG Next GP, L.L.C.

By:	/s/ Bradley A. Feld
Name: Bradley A. Feld
Title: Managing Member

/s/ Bradley A. Feld
Bradley A. Feld

/s/ Seth Levine
Seth Levine

/s/ Ryan A. McIntyre
Ryan A. McIntyre

/s/ Lindel Eakman
Lindel Eakman

/s/ Chris Moody
Chris Moody